

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

October 20, 2009

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re: Disability Access Corporation**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed September 18, 2009**
>
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
>
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1.   Please tell us the reason for filing this registration statement. Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the business reasons or other reasons for filing the registration statement.

2.	We note your response to comment 2 in our letter dated June 5, 2009. Please tell us the factual basis relied upon to meet the exemption claimed. In addition, please tell us why PTS did not file a Form D following the sale.

3.	We note your response to prior comment 5. You must file the material agreement in redacted form as an exhibit to your registration statement before we can process a request for confidential treatment. Refer to Rule 24b-2 of the 1934 Act and Staff Legal Bulletin 1A, which is available at www.sec.gov.

4.	The Form 10 must register a class of securities. Please revise the facing page of the registration statement to identify the class of securities you are registering under Section 12(g) of the Exchange Act. We note that in this amendment you deleted the reference to "Common Stock, Par Value $0.00001" that appeared in previous filings. Refer also to General Instruction A to Form 10.

Item 1. Business, page 4

5.	We note from the exhibits filed as 3.1 and 3.3 that Disability Access Corporation was also previously named Hirel Holdings, Inc. and Accel Energy Group, Inc. Please disclose the following information about your corporate history:

- The date that Hirel Holdings, Inc. was incorporated;

- The officers, directors and promoters of Hirel Holdings, Inc.;

- The principal business of Hirel Holdings, Inc.;

- The date that Hirel Holdings, Inc. changed its name to Accel Energy Group, Inc.;

- The officers, directors and promoters of Accel Energy Group, Inc., if different than those of Hirel Holdings, Inc.;

- The principal business of Accel Energy Group, Inc.; and

- The date that Accel Energy Group, Inc. changed its name to PTS Cards, Inc.

Business Strategy, page 6

6.   We note your response to prior comment 4. Please explain what you mean by the statement that you have another corporation, China Disability Access Corporation, available at no charge. Disclose the ownership of China Disability Access Corporation, how DAC would use this other corporation to expand its business in Asia, and why the corporation would be available "at no charge."

Customers, page 8

7.   We note your disclosure that from January 1, 2008 through December 1, 2008, you had a contract with a large fast food chain. You also state that you continue to derive benefit from this contract. Please revise to clarify if this contract is still in effect. Otherwise, explain how you can continue to derive benefit from a contract that is no longer in effect.

8.   Please revise to remove the statement that you are disclosing the name of your customer "at the direction of the Securities and Exchange Commission." Disclosure in the registration statement is the responsibility of the registrant.

9.   We note your response to prior comment 6 and your disclosure that "the company has had significant other client activity such that the company finds itself often times declining request for work from other potential clients." Please explain to us how this statement is consistent with other disclosure that indicates you had a 42% decline in revenues "due to delays in client implementation" and that you have a net loss of $202,127 as of the six months ended June 30, 2009.

Government Regulation, page 9

10.   We note your response to prior comment 7 and the document filed as Exhibit 99.1. As filed, this source does not appear to support your assertion that the 6.9 million firms referenced "have more than 20 employees" and "have more than 7 million sites at risk." Please either provide us with objective, third party support for your assertion or remove it from your disclosure. Please note that this comment also applies to your Forms 10-Q filed for the quarters ended March 31, 2009 and June 30, 2009.

Item 1A. Risk Factors, page 11

11.   We note your response to prior comment 11 and that you have removed the entire risk presented by not paying dividends. Please note that prior comment 11 pertained to the disclosure about foreign exchange rates and leveraged derivatives, which did not appear to relate to your business. The risk that you do not intend to pay dividends appears to be material to investors and to the extent

that it remains to be your policy, please include a risk factor that highlights that risk to investors.

Item 2. Financial Information, page 17

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

12.   We note your response to prior comment 13. You continue to reference Section 27A of the Securities Act of 1933 in this section of your Form 10. Please remove this reference as it does not appear that you are eligible to take advantage of the safe harbor provided by Section 27A. Furthermore, we note that you have included the safe harbors for forward-looking statements in your Forms 10-Q filed for the quarters ended March 31, 2009 and June 30, 2009. As we have noted, it does not appear that you are eligible to take advantage of the safe harbors, therefore, please remove them from future filings.

Current Business Plan or Plan of Operation, page 18

13.   We note your response to prior comment 14. Please revise to disclose the amount of time your officers and directors plan to allocate to seeking potential merger candidates versus operating the disability access consulting business. Also, describe the conflicts of interest presented by pursuing both businesses simultaneously, as well as the conflicts between you and your parent company in connection with seeking other business opportunities. Please update your "Risk Factors" section accordingly.

Research and Development, page 20

14.   Your disclosure on page 24 of your current amendment indicates that the differences in compensation and consulting expenses between 2007 and 2008 are the result of the capitalization of software development costs. However, your response to prior comment 15 indicates that the types of costs incurred in 2008 are different than those incurred in 2007. In other words, the decreases in compensation and consulting expenses are not due to the capitalization of costs in 2008, but result from a decrease in hardware and software support activity in 2008. Please reconcile, for us, these assertions**.**

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

15.   We note your response to prior comment 16. In addition to the footnote disclosure, please revise the table itself to reflect Mr. Chin's beneficial ownership of all shares held by Sandy Chin and PTS, Inc. Based on the current disclosure, it appears that the number in the table should be 1,341,826,893 common shares,

8,000,000 Series C Preferred shares and 10,000,000 Series A Preferred shares. In addition, the number of shares held by PTS as shown in the table should include the shares held by Sandy Chin. As a result, shares held by Sandy Chin and by PTS, Inc. will appear more than once in the table.

Item 10. Recent Sales of Unregistered Securities, page 31

16.   We note your reliance on Rule 504 for recent sales of unregistered securities. Please explain to us how you can rely on this exemption in light of your disclosure that part of your business plan is to engage in a merger or acquisition with an unidentified company. Please refer to Rule 504(a)(3) for guidance.

17.   We note your response to prior comment 21 that you are unable to provide an analysis regarding "free trading common stock" and therefore, you would delete its reference from your Form 10. You continue to use the term "free trading common stock" to describe your privately placed shares. Please revise to remove this term from your registration statement.

Item 11. Description of Securities to be Registered, page 32

18.   We note your response to prior comment 22. If you intend to register your common shares on this registration statement, please revise to restore the description of common stock and provide the disclosure required by Item 202 of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 33

Note 6 – Convertible Preferred Stock and Debentures, page F-16

19.   We have read and reviewed your response to prior comment 31. We note that you do not plan to convert any of your stock into common shares until there is enough authorized common stock available to cover all common stock equivalents and the ability to increase your authorized shares is within the control of the company and Peter Chin. Because of these factors you believe it is not necessary to record a derivative liability. However, since the company cannot control its shareholders and Peter Chin does not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within these debt instruments should be treated separately as derivative liabilities since EITF 00-19 has no probability notion. Although the company has expressed its intention to facilitate necessary changes to Disability Access Corporation's capital structure in order to facilitate capital formation and improvement in the company's financial position, the shareholders are ultimately in control and may not always act in the best interest of the company. Furthermore, while Peter Chin has control of shareholder votes in excess of 50%, he could choose to sell a portion of their

interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available. For the above reasons, we continue to believe that the company should bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.

20.   Comment 19 above notwithstanding, please clarify to us if any of the convertible securities (debentures, notes, or preferred stock) are convertible into registered shares of common stock.

Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

21.   We note that management has concluded that your disclosure controls and procedures were effective for the above-referenced periods. Please tell us what consideration, if any, was given to your failure to timely file your periodic reports in making this determination.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or Duc Dang at 202-551-3386 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Marc Applbaum, Esq. (*via facsimile*)